
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑   Form C: Offering Statement

☐   Form C-U: Progress Update

☐   Form C/A: Amendment to Offering Statement

           ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer
MadeInUSA.com Fund Two, Inc

Legal status of issuer

Form
Incorporation

Jurisdiction of Incorporation/Organization
Nevada

Date of organization
November 4, 2024

Physical address of issuer
401 Ryland st, ste 200a, Reno, NV 89502, USA

Website of issuer
https://www.MadeInUSA.com/

Name of intermediary through which the Offering will be conducted
ChainRaise Portal LLC

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the first $1,000,000.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
BankVista

Type of security offered
Common Stock (Class B shares)

Target number of Securities to be offered (Minimum)
25,000

Price (or method for determining price)
$1

Target offering amount (Minimum)
$25,000.00

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
January 8, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Loss	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 8, 2025

FORM C

Up to $1,000,000.00

MadeInUSA.com Fund Two, Inc



Common Stock (Class B shares)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by MadeInUSA.com Fund Two, Inc, a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock (Class B shares) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount raised in the Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,000,000.00	$50,000.00	$950,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://e-states.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 8, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

CHAIN RAISE, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW

AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the yet to be built operating company's web page at: MadeInUSA.com/AnnualReports

The Company must continue to comply with the ongoing reporting requirements until:
1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   the Company will file at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   the Company will file at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the

date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

MadeInUSA.com Fund Two, Inc (the "Company") is a Nevada Corporation, formed on November 4th, 2024

The Company is located at:
401 Ryland St. STE 200-A, Reno, Nevada, 89502

The Operating Company website is:
https://www.MadeInUSA.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company is raising a minimum of $25,000.00 through this Regulation CF Offering, through the issue of Common Stock(Class B shares). The company intends to raise an aggregate maximum of $1,000,000.00 .

The business of MadelnUSA.com LLC, is the Enterprise-level Proprietary E-commerce Market Place platform offering only American-made items globally to consumers, businesses and governments. The manufacturers will ship directly to the consumer. MadelnUSA.com will list, sell, take payment, arrange to ship, and handle customer service for thousands of US-Made items helping to keep dollars and jobs in the USA.

Revenue will be generated by retaining a portion of the sale price either a variable margin or a set percentage and a monthly access fee from each vendor.

MadeInUSA.com Fund Two (“Holder”) will utilize the funds raised to buy a convertible promissory note issued by the operating entity called MadeInUS, LLC (“Maker”). The convertible note will earn 5% interest per annum on the unpaid principal amount. This interest accumulates over the life of the note.The note is convertible to Common Stock of the Maker.

We request that you please review the Convertible Promissory Note included as Exhibit C.

The Offering

Minimum amount of Common Stock (Class B shares) being offered	25,000
Total Common Stock (Class B shares) **outstanding after Offering (if minimum amount reached)**	25,000
Maximum amount of Common Stock(Class B shares)	1,000,000
Total Common Stock (Class B shares) **outstanding after Offering (if maximum amount reached)**	1,000,000
Purchase price per Security	$1
Minimum investment amount per investor	$100.00
Offering deadline	January 8, 2026
Use of proceeds	See the description of the use of proceeds on a page below.
Voting Rights	See the description of the voting rights on a page below.

RISK FACTORS

Risks Related to the Company's Business and Industry

General

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Don Buckner Sr. who is the Founder and CEO of the Company. The Company has or intends to enter into employment agreements with Don Buckner Sr. although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Don Buckner Sr. or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Don Buckner Sr. in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Don Buckner Sr. die or
become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Changes in government regulation could adversely impact our business.

The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our product/services are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of, or change the way that our product or service are regulated, and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieved greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and

practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Specific

Reliance on Third Party Platforms
The Company's business model is dependent on third-party mobile distribution partners including Google and Apple. Should an event cause them to remove us from the app store our ability to grow would be significantly impaired. The Company's technology infrastructure is dependent on third-party software services including but not limited to: Various hosting services, Android SDK, iOS SDK, WordPress, GitHub, NetSuite, Enveyo. The Company's internal communication depends on third party tools including Slack, Constant Contact, Google Apps. The Company is dependent on third-party social media platforms to increase exposure and brand awareness including Facebook, Twitter, Instagram, YouTube, Snapchat, Google Plus, LinkedIn. Costs of cloud infrastructure and other third-party software services could increase at an unexpected rate and make operating the business become unsustainable.

We rely on third-party manufacturers for the production and distribution of our products. If we are unable to maintain our relationship with various Manufacturers, our business could be significantly harmed. Furthermore, if any manufacturer were to experience any problems in its business, particularly in connection with its ability to manufacture or ship products, our ability to produce and sell our products could also be significantly harmed. For example, in 2013, a manufacturer experienced a fire, which limited its production and operations for several months while the damage was being repaired. We may not be able to find a suitable manufacturer in time or at all if any problems were to arise with any manufacturer.

The Company relies on various Web Services for hosting and other third-party technology vendors such as but not limited to Osprey, Google, various credit cards, and Paypal for payments and financial services. Any interruption in the availability of these services could have a material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges for our users and service offerings. Our long-term vision is to extract all third-party hosting requirements in order to become independently sustainable.

Scalability
To increase revenues we must expand our photographer and photo-user pools. To To accomplish this, we must increase our visibility in the marketplace. Potential customers and image creators must be aware that we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote

more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into contributing photographers or paying customers. Any number of conditions could affect the success of our marketing efforts, including a poorly executed campaign, the failure to expand our photo library to keep customers coming back for more, or an inability to keep up with new technologies, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

Economic/Demand Volatility

The United States and international economies can experience periods of slowing economic growth. A sustained economy is uncertain. In particular, terrorist acts and similar events, continued turmoil in the Middle East or war, in general, could contribute to a slowdown of the demand for energy systems in residential and commercial buildings. In addition, increases in interest rates may increase financing costs to customers, which in In turn may decrease demand for such products. If the economic recovery is delayed as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products, which may harm our operating results.

The Company, like many comparable, may make capital expenditures in such areas as research and development, and future project development. Therefore, management of Working capital, strategic planning of capital expenditures and the company's debt position is all of major importance. Various risks are associated with interest rates and financing—these risks must be managed well to ensure profitability. Understand that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high-interest rate levels.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The consumer products market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels and weather patterns affecting production. Although purchasing food is a necessity, a decrease in consumer spending in the space could cause our sales to decrease, which could have a material adverse effect on our financial condition and results of operations.

We are a consumer products company that operates in the highly competitive consumer products industry. Our success depends on our ability to anticipate and respond to shifts in consumer trends, including increased demand for products that meet the needs of consumers who are increasingly concerned with health and wellness, our product quality, our ability to develop products that are responsive to consumer preferences and our ability to respond to product and pricing pressures. Consumer preferences may shift due to a variety of factors, including the aging of the general population, and consumer concerns regarding the effects of certain materials. There is no guarantee that the Company's products will successfully anticipate future consumer preferences or be able to adapt to changing consumer preferences.

Litigation Against Company

Due to the volume and sensitivity of the personal information and data we manage and the nature of our products, the security features of our platform and information systems are critical. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive user data. If we or our third-party service providers, business partners, or third-party apps with which our users choose to share their data were to experience a breach of systems compromising our users' sensitive data, our brand and reputation could be adversely affected, use of our products and services could decrease, and we could be exposed to a risk of loss, litigation, and regulatory proceedings. Depending on the nature of the

information compromised, in the event of a data breach or other unauthorized access to our user data, we may also have obligations to notify users about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data.

We make a significant effort to protect our intellectual property rights including our trade secrets, trademarks, copyright and those rights pertaining to our online marketplace and search algorithms. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our trade secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, to protect our trade-secret rights. The outcome of such litigation could have a negative impact on our competitive position. We also may need to protect our intellectual property rights in proceedings before governmental administrative bodies both in the U.S. and abroad. Keeping watch over those rights may become more difficult and costly as we expand into new countries, especially those lacking strong laws protecting intellectual property. Our efforts to protect our property rights could be a drain on our resources and affect our business bottom line. We also may fail to obtain or maintain trade secret protection, and as a result, our competitors could acquire our trade secrets or independently develop unpatented technology similar to ours or competing technologies, which could adversely affect our competitive business position.

Class action or other litigation relating to alcohol abuse or the misuse of alcohol could adversely affect our business.

Vendors in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems, or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government-funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type.

Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing, and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, if the plaintiffs in such actions were to prevail, our business could be harmed significantly.

Conflicts of Interest

The Company will be subject to various potential conflicts of interest. Under certain circumstances, the Officers may make investments separate and apart from, or alongside the Company. As provided in the Company's Stockholder's Agreement, the Officers will be permitted to manage other companies during the term of the Company's business life, any of which may conflict with the Company for investment opportunities, management time and attention, or otherwise. Provisions contained in the Company's Stockholder's Agreement that authorize the Officers to engage in investment, the management or other activities outside, or alongside the Company, or to cause the Company to make investments in respect of which the Officers have conflicting interests, will override common law and statutory fiduciary duties that would apply in the absence of such provisions. The Company's Stockholder's Agreement contains certain protections for Stockholders against conflicts of interest faced by the Officers but does not purport to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for Stockholders to subject the behavior of the Officers to close scrutiny. During the term of the life of the Company, many different types of conflicts of interest may arise, and this document does not purport to identify all such conflicts. Stockholders ultimately will be heavily dependent upon the good faith of the Officers and the Board of Directors.

Conflicts of interest may result due to affiliates of management providing services to the Company. The management and persons and entities affiliated with the management may be appointed or utilized to provide services for investments in which the Company invests. Therefore, the selection of investments may be influenced by the ability of the management and its affiliates to provide other services. Moreover, the management and its affiliates may profit from investments even where the Company loses all or a portion of its investment.

Risks Related to the Securities

The Units of Common Stock (Class B shares) will not be freely tradable until one year from the initial purchase date. Although the Units ofCommon Stock (Class B shares) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Common Stock (Class B shares). Because the Units of Common Stock (Class B shares) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Common Stock (Class B shares) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of Common Stock (Class B shares) may also adversely affect the price that you might be able to obtain for the Units of Common Stock (Class B shares) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Purchasers Will Not Directly Participate in Management

The Purchasers will not be entitled to directly participate in the management or operation of the Company or in the conduct of its business. The Company's Board of Directors consists of four members of the Company. The Business and affairs of the company shall be managed by the Board of Directors. The Directors shall be elected by majority vote of the outstanding common shares.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.

Owners do not have pre-emptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company is raising a minimum of $25,000.00 through this Regulation CF Offering, through the issue of Common Stock (Class B shares) . The company intends to raise an aggregate maximum of $1,000,000.00.

The business of MadelnUSA.com LLC, is the Enterprise-level Proprietary E-commerce Market Place platform offering only American-made items globally to consumers, businesses and governments. The manufacturers will ship directly to the consumer. MadelnUSA.com will list, sell, take payment, arrange to ship, and handle customer service for thousands of US-Made items helping to keep dollars and jobs in the USA.

Revenue will be generated by retaining a portion of the sale price either a variable margin or a set percentage and a monthly access fee from each vendor.

MadeInUSA.com Fund Two ("Holder") will utilize the funds raised to buy a convertible promissory note issued by the operating entity called MadeInUSA.com, LLC ("Maker"). The convertible note will earn 5% interest per annum on the unpaid principal amount. This interest accumulates over the life of the note. The note is convertible to Common Stock of the Maker.

We request that you please review the Convertible Promissory Note included in Exhibit C in conjunction with the following summary information.

Conversion scenarios:

1. Next Equity Financing Conversion Scenario
   In the event of a Next Equity Financing, the outstanding principal and all accrued but unpaid Interest shall automatically convert into fully paid and non-assessable Equity Securities of the type issued by Maker in the Next Equity Financing (the "Next Equity Financing Conversion Shares"); provided, however, that in the event Maker issues shares of preferred stock of Maker with a liquidation preference (whether such preferred stock is now existing or hereafter created) in such Next Equity Financing, the outstanding Principal and all accrued but unpaid Interest shall automatically convert to shares with substantially the same rights, preferences and privileges as the shares issued in the Next Equity Financing, except that liquidation preference of such shares shall equal the Conversion Price calculated pursuant to the Conversion price.

2. Corporate Transaction Scenario
   In the event that (i) Maker shall merge or consolidate with or into another entity in a transaction in which the holders of voting securities of Maker do not own 50% or more of the voting securities of the successor entity, (ii) Maker shall sell or otherwise dispose of all or substantially all of the assets of Maker or (iii) the holders of Equity Securities shall transfer in one or more series of related transactions greater than 50% of the then issued and outstanding Equity Securities (each, a "Corporate Transaction"), Holder shall have the right to elect one to convert this Note concurrent with the closing of such Corporate Transaction into such number of shares of Maker's non-voting common stock (such shares, "Corporate Transaction Conversion Shares") as is equal to the

quotient of (x) the aggregate outstanding Principal and accrued but unpaid Interest (as of the date of the closing of the Corporate Transaction), divided by (y) the applicable Conversion Price.

3. Maturity Scenarios If, beginning on the day immediately following the Maturity Date, any Principal remains outstanding or any accrued Interest remains unpaid, Holder may, at its option and upon written notice to Maker (the "Maturity Conversion Notice") at any time prior to payment by Maker to Holder of such Principal and Interest, convert this Note into such number of shares of Maker's non-voting common stock as is equal to the quotient of (i) the aggregate outstanding Principal and accrued but unpaid Interest (as of a date no earlier than the date of the Maturity Conversion Notice), divided by (ii) the applicable Conversion Price (such shares, "Maturity Conversion Shares" and, collectively with the Next Equity Financing Conversion Shares, the Corporate Transaction Conversion Shares and any Equity Securities into which such Maturity Conversion Shares, Next Equity Financing Conversion Shares or Corporate Conversion Transaction Shares are convertible into or exercisable or exchangeable for, the "Conversion Shares"). The Maturity Date is December 31, 2025.

Conversion Price:

For purposes of conversion scenario 1, "Conversion Price" means 80% of the Established Price Per Share (as defined below). "Established Price Per Share" shall mean the weighted average consideration received by Maker per share of Equity Securities that were issued by Maker in such Next Equity Financing. If the consideration received by Maker in a Next Equity Financing consists of services or property other than cash, such consideration shall be computed at the fair market value thereof at the time of such Next Equity Financing, as determined in good faith by the Board of Directors of Maker.

For purposes of conversion scenario 2 and 3, "Conversion Price" means the price per share of non-voting common stock determined by dividing $250,000,000 by the outstanding shares of common stock of Maker On a Fully Diluted Basis as of the date of Holder's delivery of the applicable conversion notice.

Prepayment Scenario - MadeInUSA, LLC can pay off the entire amount of this convertible note, including both the principal and interest, before the due date without needing permission from the Holder. If they do this, they will need to pay a total amount in cash that is 150% of the total principal owed at the time of the payment, plus any interest that hasn't been paid yet.

Business Plan

To acquire a convertible note, that may be converted into equity in MadeInUSA.com LLC

History of the Business

MadeInUSA Fund Two Inc was founded on November 4th, 2024. It was founded to raise funding for MadeInUSA.com, LLC.

Don Buckner Sr. (Founder) owns 100% of the issued securities and will be able to control MadeInUSA.com,LLC(the operating company) without the input from investors in this offering, and the company may need to raise additional funds through the sale and issuance of additional securities with rights that may be better than those in this offering.

To date the Founder has funded MadeInUSA.com,LLC(the operating company) and as of September 2024, the company owes him $846,800. He continues to provide funding so this amount will increase over time. The debt is due on demand and will be satisfied once Fund Two has raised sufficient funds to
sufficiently maintain and grow the company.

The Company's Products and/or Services

Product / Service	Description	Current Market
E-commerce Marketplace platform	Platform offering only American-made items globally to consumers, businesses, and governments.	USA Residents

Competition

The Company's primary competitors are Walmart and Amazon.

These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Supply Chain and Customer Base

Products are manufactured or assembled by each US based manufacturer. Orders are taken on the MadeInUSA.com marketplace and then sent to the manufacturer for order fulfilment.

Intellectual Property

The company relies on various intellectual property rights in order to operate its business; such as controlling the MadeInUSA.com domain

Governmental/Regulatory Approval and Compliance

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local, and federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare, and other human resource issues.

If certain products become subject to new government regulation, our ability to profitably manufacture and the market may be severely impaired. Even as their popularity has grown, energy drinks have come under scrutiny for possibly serious health effects, including heart rhythm problems, increased blood pressure, and—in rare cases—cardiac arrest.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 401 Ryland st, ste 200a, Reno, NV 89502, USA

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

The funds will be utilized to purchase Convertible Note in MadeInUSA.com Fund Two Inc.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$1,250.00	5%	$50,000.00
Convertible Note	95%	$23,750.00	95%	$950,000.00
Total	**100.00%**	$25,000.00	**100.00%**	$1,000,000.00

MadeInUSA.com, LLC will utilise the proceeds from the Convertible Note as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	0%	$0.00	0%	$0.00
Go To Market, Marketing	60%	$14,250.00	0%	$0.00
Research and Development	20%	$4,750.00	0%	$0.00
Equipment Purchases	0%	$0.00	0%	$0.00
Accrued expenses of , officers, directors or employees	0%	$0.00	0%	$0.00
General Working Capital	20%	$4,750.00	100%	$950,000.00
Total	**100.00%**	$23,750.00	**100.00%**	$950,000.00

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Adjustment to marketing or operations strategy.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Don Buckner Sr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO/Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Business Development Start-ups at MadeInUSA.com Fund Two, Inc from November 4th, 2024 - today. They are investing in MadeInUSA.com FUND TWO Inc

Education
High School diploma

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
James B. Winnings

All positions and offices held with the Company and date such position(s) was held with start and ending dates
 CTO/COO Co-Founder from July 1, 2020 at MadeInUSA.com until date.
COO from January 2014 till July 2017 at AMAC.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
HR, Marketing, Web development, Asset creation at AMAC

Education
 High School diploma

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently indirectly has 0 employees in the operating entity.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Shares
Amount outstanding	1,000,000
Voting Rights	Yes (in the FUND TWO)
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Common Stock issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering of convertible securities).	100%

The Company does not have any debt outstanding.

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Don Buckner Sr.	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

MadeInUSA.com Fund Two will utilize the funds raised to buy a convertible promissory note issued by the operating entity called MadeInUSA.com, LLC.

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The Company does intend to make material changes to its business operations in the near future, as products are finalized.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.

Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,000,000 Units of Common Stock (Class B Shares) for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $1,000,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 8, 2026 (the "Offering Deadline") in order to receive any funds . If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline , no Securities will be sold in the Offering , investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions . The Company has the right to extend the Offering Deadline at its discretion . The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount ") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual   value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Fortress Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing   notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Investment commitments are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any investment, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00

The Offering is being made through ChainRaise Portal LLC, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the first $1,000,000 raised

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the extracted summary information below..

Voting and Other Rights

Classes of Shares
The Corporation shall have two classes of shares, designated as "Class A Shares" and "Class B Shares."

Class A Shares
○ The Corporation shall issue 1,000,000 Class A Shares to Don Buckner Sr, the Director of the Corporation.
○ Each Class A Share shall carry 10 votes per share on all matters submitted to a vote of the shareholders, except as otherwise required by law or expressly stated in these Bylaws or the Articles of Incorporation.
○ Class A Shares shall have all other rights, preferences, and privileges as determined by the Board of Directors and set forth in the Corporation's governing documents.

Class B Shares
○ The Corporation shall issue up to 5,000,000 Class B Shares to be allocated at the discretion of the Corporation.
○ Each Class B Share shall carry 1 vote per share on all matters submitted to a vote of the shareholders, except as otherwise required by law or expressly stated in these Bylaws or the Articles of Incorporation.

Authority and Exclusivity of Class A Shares
The issuance of Class A Shares to Don Buckner Sr. shall be irrevocable except as otherwise provided by law or these Bylaws, ensuring his continuing voting power and control over corporate matters.

Amendments to Share Voting Rights
Any amendment to these Bylaws or the Articles of Incorporation that affects the voting rights, privileges, or number of shares of Class A or Class B Shares shall require the affirmative vote of at least 75% of the outstanding Class A Shares.

Meetings Of Stockholders

Annual Meeting
 An annual meeting of stockholders of the Corporation
shall be held each calendar year on such date and at such time as shall be designated from time to time by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice of such a meeting. At such meeting, the stockholders shall elect directors and transact such other business as may properly be brought before the meeting.
2.2 Special Meeting . A special meeting of the stockholders may be called, and
business to be considered at any such meeting may be proposed, at any time by a majority of the members of the board of directors or by the holder(s) of at least ten percent (10%) of the issued and outstanding stock entitled to vote on such matters properly coming before a special meeting of the stockholders.

A special meeting called by the board of directors shall be held on such date and at such
time as shall be designated by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. If a special meeting is called by the holder(s) of at least ten percent (10%) of the outstanding stock entitled to vote, the request shall be in writing, signed by such stockholder(s), specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board, the President, or the Secretary of the corporation. The officer receiving such request forthwith shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.3 and 2.4 of this Article II that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person(s) requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.2 shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by the board of directors may be held. Only such business shall be transacted at any special meeting as may be stated or indicated in the notice of such meeting or in a duly executed waiver of notice of such meeting.

Place of Meetings
An annual or special meeting of stockholders may be held
at any place within or without the State of Nevada designated by the board of directors. A special meeting of stockholders may be held at any place within or without the State of Nevada designated in the notice of the meeting or a duly executed waiver of notice of such meeting. Meetings of stockholders shall be held at the principal office of the Corporation unless another place is designated for meetings in the manner provided herein.

Notice

Written or printed notice stating the place, day, and time of each meeting of the stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or person(s) calling the meeting, to each stockholder of record entitled to vote at such a meeting. If such notice is to be sent by mail, it shall be directed to each stockholder at his address as it appears on the records of the Corporation, unless he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, in which case it shall be directed to him at such other address. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of such meeting, object to the transaction of any business because the meeting is not lawfully called or convened, or who shall, either before or after the meeting, submit a signed waiver of notice, in person or by proxy.

Notice of Stockholder Business at Annual Meeting

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of a majority of the members of the board of directors, or (iii) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this bylaw, who shall be entitled to vote at such meeting, and who complies with the notice procedures set forth in paragraph (b) of this bylaw.

(b) For business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this bylaw, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation at the Corporation's principal place of business. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than thirty (30) days nor more than ninety (90) days prior to the first anniversary of the preceding year's annual meeting. Any notice given during this period will remain valid in the event the meeting date is rescheduled. In the event that the date of the meeting is changed by more than thirty (30) days from such anniversary date, notice by the stockholder to be timely also may be received no later than the close of business on the tenth day following the earlier of the day on which notice of the The date of the meeting was mailed or public disclosure of the meeting date was made.

A stockholder's notice to the Secretary with respect to business to be brought at an annual meeting shall set forth (1) the nature of the proposed business with reasonable particularity, including the exact text of any proposal to be presented for adoption, and the reasons for conducting that business at the annual meeting, (2) with respect to each such stockholder, that stockholder's name and address (as they appear on the records of the Corporation), business address and telephone number, residence address and telephone number, and the number of shares of each class of capital stock of the Corporation beneficially owned by that stockholder, and (3) any interest of the stockholder in the proposed business.

(c) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this bylaw. The chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the procedures prescribed by these bylaws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Nothing in this bylaw shall relieve a stockholder who proposes to conduct business at an annual meeting from complying with all applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.

Voting List
At least ten (10) days before each meeting of stockholders, the Secretary or other officer of the Corporation who has charge of the Corporation's stock ledger, either directly or through another officer appointed by him or through a transfer agent appointed by the board of directors, shall prepare a complete list of stockholders entitled to vote thereat, arranged in alphabetical order and showing the address of each stockholder and number of shares registered in the name of each stockholder. For a period of ten (10) days prior to such meeting, such list shall be kept on file at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting or a duly executed waiver of notice of such meeting or, if not so specified, at the place where the meeting is to be held and shall be open to examination by any stockholder during ordinary business hours. Such list shall be produced at such meeting and kept at the meeting at all times during such meeting and may be inspected by any stockholder who is present.

Quorum
The holders of a majority of the voting power of the outstanding shares entitled to vote on a matter, present in person or by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise provided by law, the Certificate of Incorporation, or these bylaws. If a quorum shall not be present, in person or by proxy, at any meeting of stockholders, the stockholders entitled to vote thereat who are present, in person or by proxy, or, if no stockholder entitled to vote is present, any officer of the Corporation may adjourn the meeting from time to time, without notice other than announcement at the meeting (unless the board of directors, after such adjournment, fixes a new record date for the adjourned meeting), until a quorum shall be present, in person or by proxy. At any adjourned meeting at which a quorum shall be present, in person or by proxy, any business may be transacted which may have been transacted at the original meeting had a quorum been present; provided that, if the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

Required Vote; Withdrawal of Quorum
When a quorum is present at any meeting, the vote of the holders of at least a majority of the voting power of the outstanding shares entitled to vote who are present, in person or by proxy, shall decide any question brought before such meeting, unless the question is one on which, by

express provision of statute, the Certificate of Incorporation, or these bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

The stockholders present at a duly constituted meeting may continue to transact business until adjournment,
notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Method of Voting; Proxies

Except as otherwise provided in the Certificate of
Incorporation or these bylaws, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Elections of directors need not be by written ballot. At any meeting of stockholders, every stockholder having the right to vote may vote either in person or by a proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Each such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy. If no date is stated in a proxy, such proxy shall be presumed to have been executed on the date of the meeting at which it is to be voted. Each proxy shall be revocable unless expressly provided therein to be irrevocable and coupled with an interest sufficient in law to support an irrevocable power or unless otherwise made irrevocable by law.

Record Date

(a) For the purpose of determining stockholders entitled to notice
of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, for any such determination of stockholders, such date in any case to be not more than sixty (60) days and not less than ten (10) days prior to such meeting nor more than sixty (60) days prior to any other action. If no record date is fixed:

(i) The record date for determining stockholders entitled to notice of
or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the date on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii) The record date for determining stockholders for any other purpose
shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

(iii) A determination of stockholders of record entitled to notice of or to
vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

(b) Conduct of Meeting. The Chairman of the Board, if such office has been
filled, and, if not or if the Chairman of the Board is absent or otherwise unable to act, the
The President shall preside at all meetings of stockholders. The Secretary shall keep the records of
each meeting of stockholders. In the absence or inability to act of any such officer, such officer's
duties shall be performed by the officer given the authority to act for such absent or non-acting
officer under these bylaws or by some person appointed by the meeting.

(c) Inspectors. The board of directors may, in advance of any meeting of
stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof.
If any of the inspectors so appointed shall fail to appear or act, the chairman of the meeting shall,
or if inspectors shall not have been appointed, the chairman of the meeting may, appoint one or
more inspectors. Each inspector, before entering upon the discharge of his duties, shall take and
sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality
and according to the best of his ability. The inspectors shall determine the number of shares of
capital stock of the Corporation outstanding and the voting power of each, the number of shares
represented at the meeting, the existence of a quorum, and the validity and effect of proxies and
shall receive votes, ballots, or consents, hear and determine all challenges and questions arising
in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine
the results, and do such acts as are proper to conduct the election or vote with fairness to all
stockholders. On request of the chairman of the meeting, the inspectors shall make a report in
writing of any challenge, request, or matter determined by them and shall execute a certificate of
any fact found by them. No director or candidate for the office of director shall act as an
inspector of an election of directors. Inspectors need not be stockholders.

Stockholder Action Without a Meeting
Notwithstanding any provision contained in these bylaws, any act required or permitted to be
taken at any meeting of the stockholders may be taken without a meeting, without prior notice and
without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the
holders of not less than a majority of the voting power of the outstanding stock entitled to vote on
such action and delivered to the Secretary of the Corporation. Stockholders may participate in and
hold a meeting of the stockholders by means of conference telephone or similar communications
equipment by means of which all persons participating in the meeting may hear one another.

Nomination of Director Candidates
Nominations of persons for election to the board of directors of the Corporation at a meeting of
stockholders may be made (i) by or at the direction of the board of directors or (ii) by any
stockholder of the Corporation who is a stockholder of record at the time of giving of notice
provided for in this bylaw, who shall be entitled to vote for the election of the director so
nominated.

Nominations by stockholders shall be made pursuant to timely notice in
writing to the Secretary of the Corporation at the Corporation's principal place of business. To
be timely, a stockholder's notice shall be delivered to or mailed and received at the principal
executive offices of the Corporation (i) in the case of an annual meeting, not less than thirty (30)

days nor more than ninety (90) days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the earlier of the date on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made, and (ii) in the case of a special meeting at which directors are to be elected, not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made.

Such notice shall set forth (i) as to each nominee for election as a director all information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors, or that otherwise would be required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to serving as a director if elected and, if applicable, to being named in the proxy statement as a nominee), and (ii) if the nomination is submitted by a stockholder of record, (A) the name and address, as they appear on the Corporation's books, of such stockholder of record and the name and address of the beneficial owner, if different, on whose behalf the nomination is made and (B) the class and number of shares of the Corporation which are beneficially owned and owned of record by such stockholder of record and such beneficial owner.

There are no specific clauses regarding Anti-Dilution rights or Restriction on Transfer other than these stated below.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i)1,000,000 (Class A Shares), (ii) 5,000,000 (Class B Shares), of which will be authorized..

Other Material Terms

The Company is not aware of any other material terms of the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

MadeInUSA.com Fund Two will utilize the funds raised to buy a convertible promissory note issued by the operating entity called MadeInUSA.com, LLC.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

MadeInUSA.com Fund Two

(Issuer)

Don Buckner Sr.

(By)

/s/ D Buckner SR

(Signature)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ D Buckner SR

(Signature)

CEO / Founder

(Title)

Don Buckner Sr.

(Name)

1/8/2025

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Convertible Promissory Note

EXHIBIT A

Financial Statements

MADEINUSA.COM FUND TWO INC
FINANCIAL STATEMENTS
For the Period from Formation (November 4, 2024)
Through November 20, 2024

TABLE OF CONTENTS

Page No.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors

MadeInUSA.com Fund Two Inc

West Palm Beach, FL 33411

We have reviewed the accompanying financial statements of MadeInUSA.com Fund Two Inc (a Limited Liability Company), which comprise the balance sheet as of November 20, 2024, and the related statements of income, equity and cash flows for the period from formation (November 4, 2024) through November 20, 2024, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of MadeInUSA.com Fund Two Inc and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ernest L. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

November 27, 2024

MADEINUSA.COM FUND TWO INC.
Balance Sheet
As of November 20, 2024

ASSETS		
Current assets		
Cash	$	1
Total Current Assets	$	**1**
Non-current assets	$	-
Total Non-current Assets	$	**-**
TOTAL ASSETS	$	**1**
LIABILITIES		
Current Liabilities	$	-
Total Current Liabilities	$	**-**
Non-current Liabilities	$	-
Total Non-current Liabilities	$	**-**
TOTAL LIABILITIES	$	**-**
EQUITY		
Common Stock par value $1.00		
1 share authorized, 1 issued	$	1
TOTAL EQUITY	$	**1**
TOTAL LIABILITIES AND EQUITY	$	**1**

MADEINUSA.COM FUND TWO INC.
Statement of Income and Equity
For the Period from Formation (Novermber 4, 2024) Through November 20, 2024

Revenue (net)	$	-
Expenses		-
NET INCOME	$	-
EQUITY - BEGINNING		
Equity	$	-
Add:		
Net Income		-
Common Stock		1
TOTAL	$	1
EQUITY - ENDING	$	1

See accompanying notes and accountant's review report

MADEINUSA.COM FUND TWO INC.
Statement of Cash Flows
For the Period from Formation (Novermber 4, 2024) Through November 20, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	-
(Increase) decrease from operating assets		-
Increase (decrease) from operating liabilities		-
Net cash provided by operating activities	$	-
CASH FLOWS FROM INVESTING ACTIVITIES	$	-
Net cash provided by investing activities	$	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Common Stock	$	1
Net cash provided by financing activities	$	1
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	1
CASH AND CASH EQUIVALENTS, beginning of year	$	-
CASH AND CASH EQUIVALENTS, end of year	$	1

	2024
Interest Paid	$ -
Taxes Paid	$ -

See accompanying notes and accountant's review report

MADEINUSA.COM FUND TWO INC.
NOTES TO FINANCIAL STATEMENTS
For the Period from Formation (November 4, 2024)
Through November 20, 2024

NOTE A – THE ORGANIZATION

Nature of operations and Revenue

MadeInUSA.com Fund Two Inc. is designed to run a SAFE campaign.

In 2024-2025 the company may be undertaking a crowdfunding campaign through an online provider. The goal of the raise is between $10,000 and $5,000,000. Funding campaigns offer investors a stake in the company in return for their investment. Results of the campaign will not be available as of the issuance of these financial statements. The campaign may begin in 2024 and be completed during 2024 or 2025.

The Company does not have any revenue to date. Operations are in the pre-launch phase which means it will begin operations once all start-up processes are completed and pending funding to launch operations.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There were no cash equivalents. The Company's cash balance at November 20, 2024 is $1.

Risk and Uncertainty

The company is intending to seek equity capital either through an offering under SEC regulations D or crowdfunding. However, as circumstances change and further funding required, the company will determine the best options and make decisions based on information available at that time on the best funding initiatives. Like many businesses, the company faces challenges that are related to pre-launch enterprises and securing capital. Other significant risks and uncertainties include failing to secure funding, competitor technology and general business conditions. These situations could affect the company's operations and financial condition.

Equity Offering Costs

The company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion (SAFEs). As of November 20, 2024, there were no deferred cost being held.

Revenue Recognition

The company follows accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under this guidance revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration that is expected to be received for those good or services.

Taxes

The Company was formed on November 4, 2024, and has yet to commence primary operations. As such, there is not yet accounting for taxes, nor tax assets or liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and Capitalization Policy

Assets over $500 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies. Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture, and fixtures 3 years.

NOTE C - CROWDFUNDING

In 2024-2025 the company may be undertaking a crowdfunding campaign through an online provider. The goal of the raise is between $10,000 and $5,000,000. Funding campaigns offer investors a stake in the company in return for their investment. Results of the campaign will not be available as of the issuance of these financial statements. The campaign may begin in 2024 and be completed during 2025.

The company views the crowdfunding campaign as a funding source the results of which cannot be predicted with accuracy. This being the case, options for additional funding from other sources are still possible. These include loans with banks or investors, the issuance of SAFEs or various other funding options.

NOTE D – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon managements plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

The company is in the pre-launch phase. However, in order to alleviate a potential going concern issue, it has plans in place to begin a crowd funding campaign as soon as the current audit of the financial statements is complete. In addition, the Company principle, David Levine, has committed to support operations, if it is required, for a reasonable period of time.

NOTE E - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through November 27, 2024, the date that the financial statements were available to be issued.

EXHIBIT B

Video Transcript

I started a company in my garage 20 years ago, recently sold it.

Now I have the resources, the capital, and the desire to finally do something.

We decided to make a difference and celebrate US manufacturing in a way that's never been done before.The heartland of this country truly does believe in buying American made products, being pro-union and pro-labor and blue collar.

 The name and brand of Made in U S A has been around for over a hundred years, and it has value. It means quality.According To Consumer Reports,80% of Americans still want to buy an American made product. Of those 80%,60% of those are willing to pay a 10% premium for an American made product.

We like to say the power of change is literally in our pockets.When we as consumers decide to buy American made products, those dollars go to the manufacturer, go to their employees, go to their suppliers.

What more patriotic thing can we do than spend our dollars on American made products?

 If you believe in investing in American companies who produce American made products while supporting our American workers, their families and communities, we invite you to join the maiden usa.com movement. For investor information, please visit maiden usa.com and click invest.

EXHIBIT C

Convertible Promissory Note

$_____ ___ /___, 2022

CONVERTIBLE PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, MadeInUSA.com, LLC., a Delaware corporation ("Maker"), hereby promises to pay to the order of _____ (the "Holder"), in lawful money of the United States of America at the address set forth in Section 9 hereof, the principal amount of $_____ (such amount is hereinafter referred to as the "Principal"), plus any accrued but unpaid Interest (as defined below) thereon. This Convertible Promissory Note is referred to hereinafter as the "Note."

The terms and conditions of this Note are as follows:

1. **Terms of Payment**.

1.1 Maturity. Except with respect to all or any portion of the Principal and Interest evidenced by this Note that is converted as provided for in Section 4 herein, the Principal plus any accrued but unpaid interest shall be payable in one balloon payment on December 31, 2025 (the "Maturity Date"), on which date this Note shall mature and the entire outstanding principal of this Note and all accrued and unpaid interest shall be immediately due and payable without notice or demand.

1.2 Interest. Simple interest on the unpaid, unconverted Principal shall accrue at the rate of 5% per annum ("Interest") and will begin to accrue upon the Effective Date. Interest shall be calculated based on a 365-day year and charged for the actual number of days elapsed.

1.3 Location. All payments of Principal and Interest shall be made at the address of Holder set forth in Section 9 below.

1.4 Prepayment. Maker shall have the right to prepay all (but not less than all) of the Principal and Interest on this Note prior to maturity without the prior written consent of the Holder, in which event the amount required to retire this Note in full shall be an amount in cash equal to the sum of (x) 150% of the aggregate outstanding Principal as of the date of such prepayment, plus (y) all accrued but unpaid interest as of the date of such prepayment.

2. **Security**. This Note is a general unsecured obligation of Maker.

3. **Events of Default; Acceleration**.

3.1 Event of Default. Upon the occurrence of any one of the following events, the entire amount outstanding under this Note shall, at the option of the Requisite Holders, without any prior notice, presentment or demand, become immediately due and payable in full:

(a) Failure of Maker to make any of the payments under this Note when due if such failure to pay continues for fifteen (15) days after written notice by the Requisite Holders to Maker of such failure to pay;

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(b) Failure of Maker to comply with, perform or observe any one or more of its covenants or agreements under this Note if such failure continues for thirty (30) days after written notice by the Requisite Holders to Maker of such failure;

(c) Maker becomes insolvent or bankrupt, becomes generally unable to pay its debts as they become due, voluntarily suspends the transaction of its business, or makes an assignment for the benefit of creditors; or

(d) The commencement by or against Maker of any bankruptcy, insolvency, liquidation, receivership or similar proceedings which, in the case of an involuntary proceeding, shall remain unstayed or undischarged for a period of ninety (90) days after its commencement or the taking by or against Maker of any corporate action for the purpose of effecting any of the foregoing.

3.2 Remedies Upon Event of Default. If an Event of Default has occurred and has not been cured within the applicable cure period, if any, or waived by the Requisite Holders in writing, the Requisite Holders may, at their option, (a) by written notice to Maker, declare the entire unpaid Principal and accrued but unpaid Interest immediately due and payable and (b) exercise any and all rights and remedies available to the Requisite Holders under the Seed Notes and applicable laws. Such rights and remedies include, without limitation, the right to collect all sums due under this Note.

4. **Conversion**.

4.1 Next Equity Financing Conversion.

4.1.1 Conversion. In the event of a Next Equity Financing (as defined below), the outstanding principal and all accrued but unpaid Interest shall automatically convert into fully paid and non-assessable Equity Securities of the type issued by Maker in the Next Equity Financing (the "Next Equity Financing Conversion Shares"); provided, however, that in the event Maker issues shares of preferred stock of Maker with a liquidation preference (whether such preferred stock is now existing or hereafter created) in such Next Equity Financing, the outstanding Principal and all accrued but unpaid Interest shall automatically convert to shares with substantially the same rights, preferences and privileges as the shares issued in the Next Equity Financing, except that liquidation preference of such shares shall equal the Conversion Price calculated pursuant to Section 4.7.1(a).

4.1.2 Number of Shares. The number of Next Equity Financing Conversion Shares to be issued by Maker shall the quotient of (a) the aggregate amount of the outstanding Principal and accrued but unpaid Interest (as of the date of the initial closing of the Next Equity Financing) divided by (b) the applicable Conversion Price.

4.2 Conversion Right in the Event of a Corporate Transaction.

4.2.1 Corporate Transactions. In the event that (i) Maker shall merge or consolidate with or into another entity in a transaction in which the holders of voting securities of Maker do not own 50% or more of the voting securities of the successor entity, (ii) Maker shall sell or otherwise dispose of all or substantially all of the assets of Maker or (iii) the holders of Equity Securities shall transfer in one or more series of related transactions greater than 50% of the then issued and outstanding Equity Securities

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(each, a "Corporate Transaction"), Holder shall have the right to elect one to convert this Note concurrent with the closing of such Corporate Transaction into such number of shares

of Maker's non-voting common stock (such shares, "Corporate Transaction Conversion Shares") as is equal to the quotient of (x) the aggregate outstanding Principal and accrued but unpaid Interest (as of the date of the closing of the Corporate Transaction), divided by (y) the applicable Conversion Price.

4.2.2 Notice of Corporate Transaction. In the event that Maker proposes to undertake a Corporate Transaction, it shall give Holder written notice (a "Notice of Corporate Transaction") of such proposal not less than fifteen (15) days prior to the date of the proposed closing of such Corporate Transaction. The Notice of Corporate Transaction shall describe the proposed Corporate Transaction in reasonable detail.

4.2.3 Conversion Election or Repayment. Holder shall have ten (10) days from the date the Notice of Corporate Transaction is given (the "Corporate Transaction Election Period") to give written notice to Maker of its election to exercise its conversion right under Section 4.2.1. In the event that such notice is not received by Maker prior to the expiration of the Corporate Transaction Election Period, Holder shall be deemed to have elected not to convert this Note into shares of Maker's non-voting common stock in connection with the consummation of such Corporation Transaction, and upon such consummation, this Note shall thereafter only represent the right to be surrendered for cancellation in exchange for the right to receive from Maker (or its successor), as promptly as practicable after the latter to occur of such surrender and the closing of such Corporate Transaction, an amount in cash equal to the sum of (x) 150% of the aggregate outstanding Principal as of the date of the closing of the Corporate Transaction, plus (y) all accrued but unpaid Interest as of the date of the closing of the Corporate Transaction.

4.2.4 Abandonment of Corporate Transaction. If for any reason a proposed Corporate Transaction for which Maker provides a Notice of Corporate Transaction pursuant to Section 4.2.2 above is not consummated within 60 days of the date of such Notice of Corporate Transaction, then (a) any conversion notice provided by Holder pursuant to Section 4.2.3 above with respect to such proposed Corporate Transaction shall automatically be deemed rescinded and null and void, and (b) and the Holder's rights and obligations under this Section 4.2 shall apply anew with respect to any future proposed Corporate Transaction (including, without limitation, a continued, renewed or alternative proposed Corporate Transaction with the same person(s) as the original proposed Corporate Transaction) prior to the conversion, prepayment or repayment of this Note in full.

4.3 Conversion Following the Maturity Date. If, beginning on the day immediately following the Maturity Date, any Principal remains outstanding or any accrued Interest remains unpaid, Holder may, at its option and upon written notice to Maker (the "Maturity Conversion Notice") at any time prior to payment by Maker to Holder of such Principal and Interest, convert this Note into such number of shares of Maker's non-voting common stock as is equal to the quotient of (i) the aggregate outstanding Principal and accrued but unpaid Interest (as of a date no earlier than the date of the Maturity Conversion Notice), divided by (ii) the applicable Conversion Price (such shares, "Maturity Conversion Shares" and, collectively with the Next Equity Financing Conversion Shares, the Corporate Transaction Conversion Shares and any Equity Securities into which such Maturity Conversion Shares, Next Equity Financing Conversion Shares or Corporate Conversion Transaction Shares are convertible into or exercisable or exchangeable for, the "Conversion Shares").

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4.4 Surrender of Note upon Conversion; Delivery of Conversion Shares. Promptly following the effective date of any conversion set forth in this Section 4, Maker shall issue and deliver to Holder, but only against surrender of this Note to Maker (or delivery by Holder to Maker of a lost note affidavit and indemnity agreement in form and substance acceptable to Maker), Maker shall issue and deliver, or cause the surviving entity in a Corporate Transaction to issue and deliver

(if applicable), to Holder a certificate for the number of Conversion Shares (or equity securities of the surviving entity into which Corporate Transaction Conversion Shares are converted or exchangeable as a result of the Corporate Transaction) to which Holder is entitled hereunder.

4.5 No Fractional Shares. No fractional shares of Equity Securities (or equity securities of the surviving entity into which Corporate Transaction Conversion Shares are converted as a result of a Corporate Transaction) shall be issued upon conversion of this Note. In lieu of any fractional shares to which the Holder would otherwise be entitled upon conversion of this Note, Maker or such surviving entity shall pay cash equal to the value of such fractional shares.

4.6 Reservation of Equity Securities. Maker shall, during any period of time in which Holder may convert the Principal and accrued and unpaid Interest under this Note, reserve and keep available, for the purpose of effecting the conversion of this Note, such number of its duly authorized Equity Securities into which this Note will then be convertible, as necessary to effect the conversion of this Note.

4.7 Definitions.

4.7.1 Conversion Price.

(a) For purposes of Section 4.1, "Conversion Price" means 80% of the Established Price Per Share (as defined below). "Established Price Per Share" shall mean the weighted average consideration received by Maker per share of Equity Securities that were issued by Maker in such Next Equity Financing. If the consideration received by Maker in a Next Equity Financing consists of services or property other than cash, such consideration shall be computed at the fair market value thereof at the time of such Next Equity Financing, as determined in good faith by the Board of Directors of Maker.

(b) For purposes of Sections 4.2 and 4.3, "Conversion Price" means the price per share of non-voting common stock determined by dividing $250,000,000 by the outstanding shares of common stock of Maker On a Fully Diluted Basis as of the date of Holder's delivery of the applicable conversion notice.

4.7.2 Equity Securities. For the purposes of this Note, the term "Equity Securities" shall mean (i) any shares of Maker's capital stock, including shares of common or preferred stock of any series or class, whether or not authorized as of the date hereof, (ii) all rights, options, or warrants to purchase or convertible into such shares of common or preferred stock. Notwithstanding the foregoing, "Equity Securities" shall not include (a) securities issued in the acquisition of another entity by Maker by merger, purchase of securities, purchase of all or substantially all of the assets or other reorganization whereby Maker or its members own more than fifty percent (50%) of the voting power of the surviving or successor entity, (b) Maker's shares of capital stock or related options to acquire membership interest shares issued to employees, officers,

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directors, contractors, or consultants of Maker pursuant to any stock option, stock grant, stock purchase or other compensation arrangement or in exchange for goods or services, (c) Maker's shares of common or preferred stock issued in connection with any stock split, stock dividend or other recapitalization of Maker, (d) Maker's shares of common or preferred stock, or securities convertible into such shares, issued in connection with debt financing provided by one or more institutional lenders (e) this Note, other Seed Notes, or other convertible promissory notes issued by the Maker, and (f) simple agreements for future equity (SAFEs) to which the Maker is a party.

4.7.3 <u>On a Fully Diluted Basis</u>. "<u>On A Fully Diluted Basis</u>" shall mean the total number of shares of common stock which are issued and outstanding, plus the total number of shares of common stock which would be issued and outstanding assuming the exercise of all outstanding options whether vested or unvested, warrants and other rights to purchase shares of common stock, all vested and unvested shares of common stock and the conversion of all outstanding shares of convertible preferred stock and convertible debt (other than the Seed Notes).

4.7.4 "<u>Next Equity Financing</u>" means a sale by Maker of Maker's Equity Securities in the amount of at least $10,000,000 in a single transaction or a series of related transactions.

5. **Entry into Operating Agreement**. Upon any conversion of this Note, Holder agrees to enter into and be bound by the operating agreement, member or shareholder agreement of Maker (or any successor entity in the event of a Corporate Transaction) to which investors in the Next Equity Financing generally become parties, to which members of Maker are generally required to become parties in connection with such Corporate Transaction, or as otherwise has been approved by Maker's Board of Directors, as applicable.

6. **Redemption Right**. Any Equity Securities received by the Holder upon any conversion of this Note shall be redeemable by the Maker, in whole or in part, at any time and from time to time. The redemption price (so-called herein) for each Equity Security to be redeemed shall be the fair value of such Equity Security at the time of such redemption as determined by an appraisal conducted by an independent third-party appraiser selected by the Maker's Board of Directors in good faith, which, for the avoidance of doubt, may include applicable discounts for lack of control, restrictions on transferability, lack of marketability, illiquidity or disparate voting rights among equity holders of Maker. Maker may exercise such redemption right by providing written notice to the Holder stating (i) that the Maker has elected to redeem all or a portion of the Holder's Equity Securities, as specified in such notice, (ii) the applicable Redemption Price, (iii) the redemption date, and (iv) any other information required by applicable law to be included therein and any other reasonable and customary procedures that the Holder must follow to receive payment for his, her or its redeemed Equity Securities. On or after the redemption date, the Holder shall present and surrender his, her or its certificate or certificates representing the Equity Securities to be redeemed duly endorsed unto Maker (or if lost, a lost stock affidavit and indemnity agreement in form and substance reasonably acceptable to the Maker), or if the Equity Securities are not certificated a stock power or assignment in form and substance reasonably acceptable to the Maker, for the Equity Securities to be redeemed to the Maker at the place designated in the redemption notice and thereupon the aggregate Redemption Price for such Equity Securities shall be promptly remitted to or on the order of the person whose name appears on such certificate or certificates or stock power or assignment, as the case may be, as the owner thereof, and each surrendered Equity Security and any certificate representing such Equity Security shall be canceled. In the event that less than all of the Equity Securities represented by any such certificate are redeemed, a new certificate shall be issued to the holder thereof representing the unredeemed Equity Securities. If a notice of redemption is given pursuant to this

<u>Section 6</u> and if, on the date fixed for redemption, the funds necessary for such redemption have been either paid to the Holder, or to the extent not yet paid, set aside by the Maker for the benefit of the Holder, then, notwithstanding that any certificate(s) or stock power or assignment for such Equity Securities have not yet been surrendered for cancellation, at the close of business on the redemption date the Holder shall cease to be a member of the Maker with respect to those Equity Securities, shall have no interest in or claims against the Maker by virtue thereof, and shall have no voting or other rights with respect thereto, except the right to receive the Redemption Price receivable upon such redemption, without interest thereon, upon surrender (and endorsement, if required by the Maker) of their certificate(s), stock power or assignment, as the case may be, and the Equity Securities evidenced thereby shall no longer be outstanding. Subject to applicable escheat laws, any moneys so set aside by the Maker and unclaimed at the end of two years from the redemption date shall revert to the Maker, after which reversion the holders of such Equity Securities so

called for redemption shall look only to the Maker for the payment of the Redemption Price. Any interest accrued on funds so deposited shall be paid to the Maker from time to time. Any certificates or other instruments representing the Equity Securities issued upon any conversion of this Note shall contain a legend or notation of the Maker's redemption rights under this Section 6, which obligations shall expressly survive any conversion of this Note. The Holder's obligations under this Section 6 shall be binding upon the Holder's successors or assigns with respect to any and all Equity Securities issued upon any conversion of this Note. The Maker's rights and the Holder's obligations under this Section 6 shall expressly survive the conversion or repayment of this Note (whether in whole or in part).

7. **Subordination**. Upon written request by Maker, Holder shall execute and deliver any and all documents necessary or appropriate to subordinate its payment rights and security interests under this Note to "Superior Debt" of Maker under reasonable terms and provisions as agreed to by Holder. For purposes of this Note, the term "Superior Debt" shall mean borrowings from banks or other financial institutions regularly engaged in lending transactions, equipment lessors and economic development agencies, in a principal amount greater than $250,000, for purposes of working capital (including equipment purchases) used in the ordinary course of the Maker's business.

8. **Waiver; Remedies; Costs**. Maker hereby waives presentment, demand, diligence, protest, notice of non-payment or notice of dishonor. Maker also waives any and all defenses based on or impairment of collateral. No waiver by Holder of any right or remedy under this Note shall be effective unless in a writing signed by Holder. Neither the failure nor any delay in exercising any right, power or privilege under this Note shall operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege by Holder shall preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power, or privilege. The rights and remedies of Holder are cumulative and recourse to one or more rights or remedies shall not constitute a waiver of the others.

9. **Notices**. Any notice required or permitted hereunder shall be in writing and shall be deemed effectively given: ((a) upon personal delivery to the party to be notified; (b) if sent by email of a PDF document, with confirmation of transmission if sent during normal business hours of the recipient, if not, then on the next business day; (c) five days after having been sent by certified or registered mail, return receipt requested, postage prepaid; or (d) the next business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be addressed as follows:

If to Holder:

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If to Maker: MadeInUSA.com, LLC.
712 S. 14th Street
Leesburg, Florida 34748
Attn: Don Buckner, Sr., CEO

or to such other address as an above party shall specify by 10 days' advance written notice so given.

10. **Modifications; Amendments**. This Note may not be amended or modified except by a writing executed by Maker and the Requisite Holders. Any amendment approved by Maker and the Requisite Holders shall apply equally to all Seed Notes issued by Maker regardless of whether Holder approves of such amendment; provided, however, that the Requisite Holders and Maker may not reduce the amount of Principal or Interest without the consent of any individual Holder.

11. **Severability**. If any provision of this Note is held to be invalid, void or unenforceable under

applicable law, such provision shall be excluded from this Note and the balance of this Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

12. **Successors and Assigns**. This Note may not be assigned, conveyed or transferred by Maker without the prior written consent of Holder. Subject to the foregoing, this Note shall be binding on, shall inure to the benefit of, and shall be enforceable by the respective successors, assigns, heirs, personal representatives, and administrators of Maker and Holder.

13. **Series of Notes**. This Note is intended to be one of a series of convertible promissory notes of like tenor issued by the Maker in 2021 and/or 2022. All of such convertible promissory notes are collectively referred to as the "Seed Notes."

14. **Representations of the Holder**. The Holder is an "accredited investor" as such term is defined in Rule 501 under the Securities Act of 1933, as amended (the "Securities Act"). The Holder understands that this Note and any Conversion Shares or other Equity Securities into which it may be herein subscribed for are being offered and sold under the exemption from registration as set forth in Regulation D promulgated under the Securities Act, that this Note and any Conversion Shares or other Equity Securities issued hereunder cannot be transferred or assigned, except in certain limited circumstances specified in Maker's operating agreement, and that such transfer or assignment is further restricted by applicable federal, state and non-U.S. securities laws. The Holder further understands that no federal or state agency has made any finding or determination as to the fairness for public investment or any recommendation or endorsement of the Notes and any Conversion Shares or other Equity Securities issued hereunder. In addition, the Holder understands that (i) this Note and any Conversion Shares or other Equity Securities issued hereunder will not be, and Holder has no rights to require that they be, registered under the Securities Act; (ii) there will be no public market for this Note and any Conversion Shares or other Equity Securities issued hereunder; (iii) the Holder may not be able to avail itself of exemptions available for resale of the Note and any Conversion Shares or other Equity Securities issued hereunder without registration, and accordingly, may have to hold this Note and any Conversion Shares or other Equity Securities issued hereunder indefinitely; and (iv) it may not be possible for the Holder to liquidate its investment in Maker. The Holder acknowledges and agrees that Maker has no obligation, and Holder has no right to require Maker, to repurchase from the Holder this Note and any Conversion Shares or other Equity Securities issued hereunder.

15. **Governing Law; Consent to Jurisdiction**. This Note shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflict of laws or choice of law that would cause the substantive laws of any other jurisdiction to apply. Maker and Holder hereby submit to the exclusive jurisdiction and venue of the federal or state courts, as

the case may be, sitting in Lake County, Florida, in connection with any action arising from or relating to this Note. Notwithstanding the foregoing, nothing in this Note shall prevent Holder from bringing any action, enforcing any award or judgment, or exercising any rights against Maker, against any security or against any property or assets of Maker in the courts of any jurisdiction or place where Maker or the property or assets of Maker may be located or where Maker may be subject to personal jurisdiction. Maker and Holder hereby waive all rights each may have to trial by jury in any action, proceeding or claim arising out of or related to this Note. Maker and Holder acknowledge that the foregoing waiver is knowing and voluntary.

[Remainder of page intentionally left blank; Signature Page follows.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Note of the date first above written.

MAKER:

MADEINUSA.COM, LLC.

By:
  Name: Don Buckner, Sr.
    Title: CEO

HOLDER:

Name: